FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person(1) CABRERA LUIS M.	2. Issuer Name and Ticker or Trading Symbol FIRST BANCORP (FBP)		6. Relationship of Reporting Person to Issuer (Check all applicable)

(Last) (First) (Middle) BAMBOO L-7 TORRIMAR ALTO	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement For Month/Year August 2002	☐ Director ☒ Officer (give title below) Senior Vice President	☐ 10% Owner ☐ Other (Specify below)
(Street)	###-##-####	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check applicable line)
		N/A	☒ Form Filed by One Reporting Person
GUAYNABO PR 00966			☐ Form Filed by More Than One Reporting Person
(City) (State) (Zip)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D)				5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				(Instr. 3, 4 and 5)
		Code	V	Amount	(A) or (D)	Price
First Bancorp’s Common Stock	8/8/02	S		2,000	D	$39	30
First Bancorp’s Common Stock	8/8/02	S		2,000	D	$39	35
First Bancorp’s Common Stock	8/8/02	S		2,000	D	$39	90	0	D	N/A
First Bancorp’s Common Stock	8/8/02	S		2,000	D	$39	75
First Bancorp’s Common Stock	8/8/02	S		1,000	D	$39	40
First Bancorp’s Common Stock	8/8/02	S		1,000	D	$39	85

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

6. Date
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		Exercisable and Expira- tion Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)

  Explanation of Responses:

/s/ Luis M. Cabrera	8/16/02

Signature of Reporting Person (1)	Date

    (1)  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

(Print or Type Responses) Page 2